Exhibit 12.1

WellCare Health Plans, Inc.
Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in thousands)

	For the Year Ending December 31,
	2012	2013	2014	2015	2016
Income before income taxes	$296,439	$278,300	$177,800	$336,100	$529,500

Fixed charges:
Interest expense	4,122	11,900	39,400	54,200	59,100
Estimated interest on operating leases	614	1,788	2,078	2,900	3,200
Total fixed charges	4,736	13,688	41,478	57,100	62,300

Earnings:
Income before income taxes	296,439	278,300	177,800	336,100	529,500
Fixed charges	4,736	13,688	41,478	57,100	62,300
Total earnings	$301,175	$291,988	$219,278	$393,200	$591,800
Ratio of earnings to fixed charges	63.60	21.33	5.29	6.89	9.50